City of Buenos Aires, December 19th, 2023 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing, in accordance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the Argentine securities regulator (“Comisión Nacional de Valores” or “CNV”) Regulations (2013 revised version) to inform that the Board of Directors of Loma Negra C.I.A.S.A. (the “Company”) has approved a share repurchase, in accordance with Section 64 of Law No. 26.831 (“LMC”) and the CNV Regulations. The terms and conditions of the new share repurchase plan approved by the Board of Directors -that will become effective as from December 21, 2023 provided that one business day has elapsed since the relevant event informing the markets about it was published - are described below: 1. Purpose: the shares acquired will be used for the implementation of specific compensation programs or plans. 2. Maximum amount to invest: up to AR$ 600,000,000 (Six hundred Million Argentine Pesos) or such lower amount that derives from the repurchase of up to 10% of Company’s capital stock (also considering the treasury stock). 3. Maximum number of shares or maximum percentage of the Company’s capital stock to be repurchased: repurchased shares in treasury shall never surpass the limit of 10% of the capital stock in accordance with Section 64 of LMC. All of the shares issued by the Company are fully paid. 4. Daily limit of the transactions in the Argentine Market: according to Section 66 of LMC, the daily quantity of shares to be repurchased in the Argentine Market shall not exceed twenty-five percent (25%) of the share’s average daily trading volume for the 90 (ninety) prior trading days. 5. Price to be paid per share: up to AR$ 2,000 (Two Thousand Argentine Pesos) per share in Bolsas y Mercados S.A. (Buenos Aires Stock Exchange) and up to USD 8.50 (Eight United States Dollars with fifty cents) per American Depositary Receipt in the New York Stock Exchange. 6. Source of funding: the repurchase shall be carried out with realized and liquid earnings as per the Financial Statements as of September 30, 2023 which were approved by Board’s Resolution of November 8, 2023. The Company has the liquidity needed to carry out the aforementioned acquisitions without affecting its solvency.

7. Period in which the acquisitions will be carried out: the Company will carry out the share repurchase until March 30, 2024 and will commence after the first Argentine business day following the date of disclosure of the relevant event informing the repurchase plan to the market and subject to any period renewal or extension approved by the Board of Directors, which will be duly informed. 8. Internal communication: as long as the share repurchase plan is in place, directors, statutory auditors and managers will be informed that they are forbidden to sell their own shares —whether directly or indirectly held— while the plan is in force. The opinions and/or reports of the supervisory committee, audit committee and independent auditor regarding the liquidity and solvency needed to carry out the repurchase are available in accordance with Section 64 of LMC and CNV Regulations. Sincerely, ______________________ Marcos Isabelino Gradin Investor Relations Officer